UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☑ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission file number 001-14793

FIRSTBANK 401 (K) RETIREMENT PLAN FOR RESIDENTS OF THE
U.S. VIRGIN ISLANDS AND OF THE UNITED STATES OF AMERICA

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

FIRST BANCORP

1519 Ponce de León Avenue, Stop 23
Santurce, Puerto Rico 00908-0146

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and of the United States of America

(formerly “FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands”)
Financial Statements and Supplemental Schedule December 31, 2004 and 2003

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and of the United States of America

(formerly “FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands”)
Index

Page (s)
Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits at December 31, 2004 and 2003	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2004	3

Notes to Financial Statements	4-8

Supplemental Schedule

Exhibit I - Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2004	9

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PricewaterhouseCoopers LLP
254 Muñoz Rivera Ave.
BBV Tower, 9th Floor
Hato Rey, PR 00918
Telephone: (787) 754 9090
Facsimile: (787) 766 1094

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and of the United States of America (formerly “FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands”)

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and of the United States of America (formerly “FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands”) (the “Plan”) at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) as of December 31, 2004 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouserCoopers LLP
San Juan, Puerto Rico
June 24, 2005

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and of the United States of America

(formerly “FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands”)
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets
Investments:
Investments in mutual funds, at fair value	$1,853,952	$1,505,323
Investment in First BanCorp common stock, at fair value	934,931	452,215
Participant loans receivable	175,051	277,481

Total investments	2,963,934	2,235,019

Receivables:
Employer contributions	130,597	107,257
Cash	41,823	33,193

Total assets	3,136,354	2,375,469

Liabilities
Due to broker for securities purchased	—	578

Net assets available for benefits	$3,136,354	$2,374,891

The accompanying notes are an integral part of these financial statements.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and of the United States of America

(formerly “FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands”)
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2004

Additions
Additions to net assets attributed to
Investment income
Net appreciation in fair value of investments	$404,100
Interest income on participant loans	14,229
Dividends	44,322

462,651

Contributions
Employer	173,155
Participants	280,105
Rollovers from other qualified plans	26,487

479,747

Total additions	942,398

Deductions
Deductions from net assets attributed to
Benefits paid to participants	174,264
Administrative expenses	6,671

Total deductions	180,935

Net increase	761,463

Net assets available for benefits
Beginning of year	2,374,891

End of year	$3,136,354

The accompanying notes are an integral part of these financial statements.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and of the United States of America

(formerly “FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands”)
Notes to Financial Statements
December 31, 2004 and 2003

1.	Description of the Plan

Reporting Entity

The accompanying financial statements include the assets of the FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and of the United States of America (the “Plan”) sponsored by FirstBank Puerto Rico (the “Bank”) for its U.S. Virgin Islands and United States of America employees only.

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective on May 15, 1977. Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the U.S. Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All full-time employees are eligible to participate in the Plan after completion of one year of service.

Contributions

Participants are permitted to contribute up to 10% of their pre-tax annual compensation, as defined in the Plan, and up to an additional 8% on an after-tax basis. During the plan year, pre-tax contributions were limited to a maximum of $13,000 per year. The Bank is required to make a matching contribution of twenty-five cents for every dollar on the first 4% of the participant’s compensation that a participant contributes to the Plan on a pre-tax basis. In addition, the Bank may voluntarily make additional discretionary contributions to the Plan at the end of the year to be distributed among the participants’ accounts as established in the Plan. Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several mutual funds and the common stock of First BanCorp, the Bank’s parent company. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions and (b) Plan earnings, and charged with an allocation of investment management expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their account is based on years of continuous service. A participant is 100% vested after five years of credited service.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and of the United States of America

(formerly “FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands”)
Notes to Financial Statements
December 31, 2004 and 2003

Vesting schedule for the Bank’s matching and additional contribution is as follows:

Years of	Vested
Service	Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5 or more	100%

Loans to Participants

Under the terms of the Plan, participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000 whichever is less. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participants Loan Fund. Loans are secured by the balance in the participants’ accounts and bear interest at the rate determined by the Plan administrator at the time of the loan. At December 31, 2004 the interest rates of these loans range from 4.75% to 9.5%. Principal and interest is paid ratably through biweekly payroll deductions.

Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

Benefits are paid in a lump-sum cash payment. If the value of the vested account is more than $5,000, the participant may elect to defer any benefit payable under the Plan until a specified future date. If benefit payments are to be deferred, the Plan will earmark the balance as part of its assets in a special account or a deposit certificate with the funds of the former member. Interest earned on such special account is paid to the participant. Such special accounts or certificates do not participate in the allocation of the Bank’s contributions or earnings of the Plan’s investments. There were no deferred vested benefits at December 31, 2004 and 2003.

Plan Expenses and Administration

Bank and participant contributions are held by AST Trust Company, as custodian, and managed by Milliman USA, Inc. as plan recordkeeper, both appointed by the Board of Directors of the Bank. The custodian invests cash received, interest and dividend income and makes distributions to participants.

Administrative expenses for the custodian’s and recordkeeper’s fees are paid by the Bank.

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and of the United States of America

(formerly “FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands”)
Notes to Financial Statements
December 31, 2004 and 2003

2.	Summary of Significant Accounting Policies

Basis of Financial Statements

The Plan’s policy is to prepare its financial statements using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contributions

Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants’ compensation. Matching employer’s contributions are recorded in the same period.

Investments Valuation and Income Recognition

The Plan’s investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices at the reporting date. First BanCorp’s common stock is valued at its quoted market price. The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on them.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Participant Loans

Participant loans are valued at their outstanding balance, which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and of the United States of America

(formerly “FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands”)
Notes to Financial Statements
December 31, 2004 and 2003

3.	Investments

The following presents the Plan’s investments:

	2004		2003
	Value	# of shares	Value	# of shares
Ameristock Mutual Fund	$134,411	3,316	$119,685	3,037
Ariel Mutual Fund	51,379	966	19,455	431
Baron Asset Fund			91,301	2,083
Dodge & Cox Balanced Fund	138,265	1,742
First BanCorp Common Stock*	934,931	14,721	452,215	11,434
FMI Focus	134,574	3,873
Ge Premier Growth Equity A*	159,902	5,881
Harbor Bond Mutual Fund*	325,683	27,530	227,247	19,209
Harbor International Institutional Fund*	216,419	5,068	153,916	4,184
Janus Balanced Fund			100,277	5,029
Janus Investment Growth & Income*			131,915	4,563
Vanguard Money Market*	537,536	537,536	534,661	534,661
Vanguard S&P 500 Indexed Fund	155,783	1,395	126,866	1,236
Participant loans*	175,051		277,481

	$2,963,934		$2,235,019

*	Investment exceeds five percent of net assets available for benefits.

During 2004, the Plan’s investments (including gains and losses on investments bought and sold) appreciated in value as follows:

Mutual funds	$83,115
Common stock — First BanCorp	320,985

$404,100

4.	Tax Status

The Internal Revenue Service has determined and informed the Bank under letter dated December 22, 2003 that the Plan is designed in accordance with the applicable sections of the U.S. Internal Revenue Code (IRC) and, therefore, exempt from income taxes. Although the Plans has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and of the United States of America

(formerly “FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands”)
Notes to Financial Statements
December 31, 2004 and 2003

accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

6.	Forfeited Amount

There were no forfeited non-vested accounts at December 31, 2004. Forfeited non-vested accounts amounted to $1,067 at December 31, 2003. These accounts are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the plan or reduce the Bank’s future contributions. In 2004, $6,671 from forfeited non-vested accounts were used to cover administrative expenses of the Plan. No forfeitures were used to reduce the Bank’s contributions in 2004.

7.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect participant’s account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

8.	Additional Contribution

The Board of Directors of the Bank approved in 2005 an additional contribution of approximately $130,597 based on the Bank’s 2004 results. Such additional contribution has been recorded as an employer contribution receivable and on contribution from employer in the accompanying financial statements.

* * * * *

FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and of the United States of America

(formerly “FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands”)
Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

December 31, 2004	Exhibit I

(a)	(b) Identity of issue, borrower, lessor or	(c) Description of investment including maturity	(d) Cost	(e) Current value
	similar party	date, rate of interest or par

	Ameristock Mutual Fund	Mutual Fund, 3,316 shares	**	$134,411
	Ariel Mutual Fund	Mutual Fund, 966 shares	**	51,379
	Dodge & Cox Balanced Fund	Mutual Fund, 1,742 shares	**	138,265
*	First BanCorp Common Stock	14,721 shares of common stock	**	934,931
	FMI Focus	Mutual Fund, 3,873 shares	**	134,574
	GE Premier Growth Equity A	Mutual Fund, 5,881 shares	**	159,902
	Harbor Bond Mutual Fund	Mutual Fund, 27,530 shares	**	325,683
	Harbor International Equity Fund	Mutual Fund, 5,068 shares	**	216,419
	Vanguard Prime Money Market Fund	Pooled Fund, 537,536 shares	**	537,536
	Vanguard S&P 500 Indexed Fund	Mutual Fund, 1,395 shares	**	155,783
*	Participant loans	Interest rates ranging from 4.75% to 9.5%
		maturity dates of 01/17/2005 to 04/22/2011	**	175,051
				$2,963,934

* Party-in-interest

** Historical cost is not required for participant directed investment.

SIGNATURE

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

FIRST BANCORP

Date: 06/29/05	By:	/s/ Annie Astor-Carbonell

Annie Astor-Carbonell
Authorized Representative

Date: 06/29/05	By:	/s/ Aida M. García

Aida M. García
Authorized Representative